CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Beckman Coulter, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Beckman Coulter, Inc., relating to the Beckman Coulter, Inc. Executive Deferred Compensation Plan, of our audit report dated January 25, 2001, relating to the consolidated balance sheets of Beckman Coulter, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, which report is incorporated by reference in the December 31, 2000, annual report on Form 10-K of Beckman Coulter, Inc.


/S/ KPMG LLP


Orange County, California
November 5, 2001